Exhibit 99.2

PERION NETWORK LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Perion Network Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Maoz Sigron, Chief Financial Officer of the Company and Mr. Dudi Musler, of the Company, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.03 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, June 30, 2022, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated May 24, 2022, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote, other than Proposal No. 2 or Proposal No. 3 and Proposal No. 4, if Proposal No. 2 is not approved.

If you do not state whether you are a controlling shareholder or have personal interest your Shares will not be voted for Proposal No. 2, or Proposal Nos. 3 and 4, if Proposal No. 2 is not approved.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, May 31, 2022, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1a: To approve the re-election of Mr. Eyal Kaplan to serve as a director of the Company until our third annual general meeting of shareholders following this meeting or his earlier resignation or removal, as applicable;

☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal 1b: To approve the election of Mr. Amir Guy to serve as a director of the Company until our third annual general meeting of shareholders following this meeting or his earlier resignation or removal, as applicable;

☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal 2: To approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement, dated May 24, 2022;

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 2?

(Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal).

☐	YES	☐	NO

Proposal 3: To approve amendments to the terms of employment of Mr. Doron Gerstel, the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated May 24, 2022;

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 3?

(Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal, if Proposal No. 2 is not approved).

☐	YES	☐	NO

Proposal 4: To approve amendments to the cash compensation terms of the Company’s non-executive directors and chairperson, as detailed in the Proxy Statement, dated May 24, 2022;

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 4?

(Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal, if Proposal No. 2 is not approved).

☐	YES	☐	NO

Proposal 5: to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2022, and until the next annual general meeting of shareholders, and that the board of directors of the Company, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

                                                    Date: __________, ____
Signature of Shareholder

                                                    Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.